File No. 812-______

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of
the Application of

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
MATTHEWS INTERNATIONAL FUNDS (d/b/a MATTHEWS ASIA FUNDS)

Four Embarcadero Center
Suite 550
San Francisco, CA 94111

APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT
COMPANY ACT OF 1940, AS AMENDED, THAT WOULD GRANT AN EXEMPTION FROM
SECTIONS 2(a)(3) AND 17(a) OF THAT ACT, AND PURSUANT TO SECTION 17(d) OF THAT ACT
AND RULE 17d-1 UNDER THAT ACT, PERMITTING CERTAIN JOINT TRANSACTIONS

August 30, 2010

This document contains 49 pages, including exhibits

Please direct all communications regarding this Application to:	Copy to:

Mark D. Perlow Kurt J. Decko K&L Gates LLP Four Embarcadero Center Suite 1200 San Francisco, CA 94111 (415) 882-8200	Timothy B. Parker Matthews International Capital Management, LLC Four Embarcadero Center Suite 550 San Francisco, CA 94111 (415) 788-7553

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 24549

In the Matter of MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC MATTHEWS INTERNATIONAL FUNDS (d/b/a MATTHEWS ASIA FUNDS) Four Embarcadero Center, Suite 550 San Francisco, CA 94111 File No. 812-_______
APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, THAT WOULD GRANT AN EXEMPTION FROM SECTIONS 2(a)(3) AND 17(a) OF THAT ACT, AND PURSUANT TO SECTION 17(d) OF THAT ACT AND RULE 17d-1 UNDER THAT ACT, PERMITTING CERTAIN JOINT TRANSACTIONS

Matthews International Capital Management, LLC, a Delaware limited liability company (“Matthews”), and the Matthews International Funds (d/b/a Matthews Asia Funds), a Delaware statutory (business) trust (the “Trust”), hereby submit this application (the “Application”) requesting an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), that would grant an exemption from Sections 2(a)(3) and 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions with respect to series of the Trust and any other existing or future registered open-end management investment companies or series thereof for which Matthews, or any person controlling, controlled by, or under common control with Matthews, or its or their successors (a “Matthews Affiliate”), acts as investment adviser (each, a “Fund,” and collectively, the “Funds”).1  Matthews and the Trust are referred to as the “Applicants” in this Application.

As described in this Application, the Funds desire to purchase and redeem limited liability company interests (“Interests”) of separately identified series of the Matthews Asia China A-Share Fund, a private investment vehicle that will be organized under the laws of Delaware and will rely on the exemptions from registration under the 1940 Act provided by Section 3(c)(1) and/or 3(c)(7)) thereof (the “A Share Fund”).  Matthews, or a Matthews Affiliate, will serve as the managing member of the A Share Fund.  The A Share Fund will establish separately identified series (the “A Share Fund Series”), and each Fund, and other accounts managed by Matthews, will invest in Interests of a different A Share Fund Series.  As described in this Application, the A Share Fund will be the vehicle for investing in China A Shares (as defined herein), allowing the Funds to obtain exposure to a greater variety and number of Chinese companies than they otherwise could obtain, and the use of the A Share Fund series structure provides the flexibility to permit each Fund to tailor its particular China A Share investments to its particular investment goals, strategies and styles.

Applicants request the Order to permit: (i) the Funds to purchase Interests of the A Share Fund; (ii) the A Share Fund to sell its Interests to the Funds, and to redeem such Interests held by the Funds upon the request of the Funds under the terms of the A Share Fund’s limited liability company agreement; and (iii) Matthews (or a Matthews Affiliate) and its personnel to provide investment management services to the Funds and the A Share Fund.  For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and

1           Each existing registered open-end management company that currently intends to rely on the requested relief has been named as an applicant in this Application.  Each existing or future registered open-end management investment company that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

I. BACKGROUND

A.          Applicants

1.           Matthews

Matthews is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Matthews serves as investment adviser to the Funds pursuant to an investment advisory agreement between Matthews and the Trust, on behalf of each Fund (the “Advisory Agreement”).  As the Funds’ investment adviser, Matthews is responsible for making investment decisions for the Funds and managing other affairs and business of the Funds.  As investment adviser, Matthews’s activities are subject to the policies established by the Board of Trustees of the Trust (the “Board”), at least a majority of whose members are not considered “interested persons” of the Fund (as defined in Section 2(a)(19) of the 1940 Act) (the “Independent Trustees”).  Matthews is entitled, under the terms of the Advisory Agreement, to receive monthly management fees from the Funds at specified annual rates.  Matthews is acting as an “investment adviser” for the Funds within the meaning of Section 2(a)(20) of the 1940 Act, and serves as such pursuant to a contract subject to Section 15 of the 1940 Act.

Matthews is the largest dedicated Asia-only investment manager in the United States.  Since 1991, it has focused its efforts and expertise exclusively within the Asia-Pacific region, investing through a variety of market environments.  With over $14 billion in assets under management as of

August 1, 2010, Matthews employs a bottom-up, fundamental investment philosophy, with a focus on long-term investment performance.

Besides the Funds, Matthews also manages or will manage separate accounts and funds registered in other jurisdictions, such as Canada, Ireland and Luxembourg (the latter organized as UCITS funds), and may organize private pooled investment vehicles in the future.  These accounts and funds (the “Other Accounts”) have similar investment objectives and strategies as the Funds, and investments in China are and will be a critical aspect of many of their investment programs.  These Other Accounts will invest in series the A Share Fund.

2.           The Trust

The Trust is a Delaware statutory (business) trust, and is registered under the 1940 Act as an open-end management investment company.  The Funds are currently organized as eleven separate series of the Trust.2  The Trust’s Board currently consists of six members, five of whom, including the chairman, are Independent Trustees.  The Funds have different investment objectives and strategies, as described in their prospectuses.  Certain Funds focus on specific Asian countries (e.g., the Matthews China Fund, the Matthews China Dividend Fund); others invest across the Asia-Pacific region (e.g., the Matthews Asia Science and Technology Fund, the Matthews Asian Growth and Income Fund).  The Matthews China Fund currently invests primarily in the common and preferred stocks of companies located in China and Taiwan, including China’s administrative and other districts, such as Hong Kong, and the Matthews China Dividend Fund currently invests primarily in income-paying equity securities and convertible securities of companies located in

2
The eleven Funds are:  Matthews Asian Growth and Income Fund, Matthews Asia Dividend Fund, Matthews China Dividend Fund, Matthews Asia Pacific Fund, Matthews Pacific Tiger Fund, Matthews China Fund, Matthews India Fund, Matthews Japan Fund, Matthews Korea Fund, Matthews Asia Small Companies Fund and Matthews Asia Science and Technology Fund.

China and Taiwan, including China’s administrative and other districts, such as Hong Kong.3  Six other Funds currently invest a portion of their assets in Chinese companies.  The remaining three Funds do not currently invest in Chinese companies, but are not prohibited from doing so if consistent with their investment objectives, strategies and policies.  In sum, investments in China are a critical aspect of many of the Funds’ investment programs.

B.           The A Share Fund

The A Share Fund will be organized as a limited liability company under the Delaware Limited Liability Company Act (the “DE LLC Act”),4 with Matthews, or a Matthews Affiliate, as its managing member.  The A Share Fund will not offer its Interests to the public, but intends to rely on Regulation D under the 1933 Act and Section 3(c)(1) and/or 3(c)(7) under the 1940 Act for exemptions from those Acts.  As discussed in this Application, the A Share Fund will be the entity that invests in and holds China A Shares; the A Share Fund will be named as the investing vehicle in Matthews’s application to obtain a license to invest in China.

Interests in the A Share Fund will be sold only to the Funds and the Other Accounts.  In accordance with the DE LLC Act, the A Share Fund will establish separately identified A Share Fund Series, and each Fund or Other Account will purchase interests of a different A Share Fund Series.  Each A Share Fund Series will invest in and hold a different set of China A Shares tailored to the investing Fund’s or Other Account’s investment program.5  Due to repatriation restrictions discussed below, Interests in the A Share Fund Series may not be redeemed by the Funds or Other Accounts more frequently than monthly.

3	The Funds’ investment strategies may evolve over time.

4	6 Del. C. Sec. 18-101 et. seq.

5	While some individual holdings of China A Shares may be common to two or more A Share Fund Series, each A Share Fund Series is expected to be unique.

Each A Share Fund Series will pay Matthews, or a Matthews Affiliate, a fee for advising the A Share Fund Series; however, any such fees paid by an A Share Fund Series used by a Fund will be credited to the Fund and reduce the Fund’s advisory fee under its Advisory Agreement by the amount of this credit.  Matthews will also receive fees for administrative services provided to the A Share Fund.  Any such administrative fees paid to Matthews, however, will only be paid upon a determination of the Fund’s Board made in accordance with condition 3 of this Application.  The A Share Fund will not have a board; its operations will be overseen by its managing member, which will be Matthews or a Matthews Affiliate.  The A Share Fund will engage service providers to support its operations, including an administrator, accountant, custodian, legal counsel and such other service providers as necessary for its operations.6  The A Share Fund will not engage a distributor.  No sales load, redemption fee, distribution fee or service fee will be assessed with respect to Interests issued by the A Share Fund.  Each series of the A Share Fund will be subject to the audit requirements applicable to the holder of its Interests (i.e., the Funds and Other Accounts), but the A Share Fund will not be subject to the expense of preparing or distributing periodic reports to holders of its Interests.

As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest directly in China A Shares.  The A Share Fund and the use of A Share Fund Series allow the Funds, and Other Accounts, to gain tailored exposure to China A Shares and the expanded investment opportunities that they represent.

C.           China A Shares and Chinese Investment Opportunities

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges – the Shanghai, Shenzhen, and Hong Kong Stock Exchanges.  The

6	More information about the operations of the A Share Fund and its custodial arrangements appears in Section 1.E. of this Application.

Shanghai and Shenzhen exchanges are located in mainland China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region.  The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars.  There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges.  China “A Shares” trade in the currency of China, the renminbi; while the face values of “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange).  Until recently, the Chinese government has restricted investment in China A Shares to domestic (i.e., Chinese) investors.  The Chinese government strictly controls the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.

There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares:  approximately 1,860 stocks are listed as A Shares (858 on the Shanghai exchange and 1,002 on the Shenzhen exchange), and approximately 107 stocks are listed as B Shares (53 on the Shanghai exchange and 54 on the Shenzhen exchange).  The China A Share market also includes smaller or emerging Chinese companies that do not list B Shares.  In addition, A Shares have historically traded at a large premium in price to the B Shares of the same company, as liquidity and active trading interest center on the A Share market.  As of the end of July 2010, the average premium between A and B shares on the Shanghai exchange was 140% and the weighted average premium 117%; the range of premiums ran from 314% to 17%.7  The average premium between A and B shares on the Shenzhen exchange was 104% and the weighted average premium 62%; the range of premiums ran from 209% to -6%.8  Similarly, the A Shares of Chinese companies that also have listed H Shares (for companies incorporated in mainland China but listed on the Hong

7	Source: Bloomberg.

8	Source: Bloomberg.

Kong exchange) also frequently trade at a large premium to the H Share price.  The average premium at the end of July 2010 was 73.5% and the weighted average premium 12.3%; the range of premiums ran from 411% to -21%.9  As of the end of July 2010, the combined market capitalization of B Shares (approximately $26 billion USD) is a fraction of that of A Shares (approximately $3.16 trillion USD),10 and B Shares do not play any meaningful role in raising capital for Chinese companies.  Indeed, no new B Shares have been listed since 2001.  For these reasons, A Shares are a much more attractive means to invest in Chinese companies than B Shares or H Shares.  While the Funds currently invest in H Shares and “red chip” stocks, the ability to invest in A Shares will provide numerous more investment opportunities for the Funds that still will be consistent with their investment objectives and policies.

D.           Non-Chinese Investment in China A Shares and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares.  To do so, a foreign investor must apply for, and receive, a license as a Qualified Foreign Institutional Investor or “QFII” and be allotted a quota, representing the amount in renminbi of China A Shares that the investor may purchase:  the license and quota are granted by the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), respectively.  To date, only a limited number of foreign investors (less than one hundred) have obtained a QFII license and quota.  Matthews will apply for a QFII license and a quota so that it can invest in China A Shares on behalf of the Funds and the Other Accounts.  Matthews has not applied for a license or quota at this time, but it is in the process of preparing an application in conjunction with seeking this exemptive relief.

9	Source: Goldman Sachs Global Economics, Commodities and Strategy Research Report dated July 30, 2010.

10	Source: Goldman Sachs Global Economics, Commodities and Strategy Research Report dated July 30, 2010.

The CSRC and SAFE require that an investment adviser seeking a QFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by the adviser.  If Matthews were to seek a quota on behalf of each Fund and Other Account, it would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process and would make it less likely that the Chinese authorities would grant Matthews the license and quota:  the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds.  In addition, the CSRC and SAFE have set the minimum quota amount at $50 million, which is more than some Funds would invest in China A Shares.  Moreover, the Chinese authorities will reduce or revoke a QFII’s quota if the QFII does not invest the full amount of its quota over a phase-in period, or, in certain cases, if it repatriates its investments below the quota amount.

Chinese foreign exchange regulations generally only allow the repatriation of proceeds from sales of China A Shares annually:  while China A Shares generally trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of A Shares, proceeds from sales of portfolio investments in A Shares cannot immediately be repatriated to a foreign investor such as the A Share Fund.  Thus, investments in China A Shares would be deemed illiquid investments because of the repatriation restrictions – although not necessarily because of market illiquidity or contractual restrictions on the disposition of A Shares - and therefore a Fund could only invest up to 15% of its net assets in China A Shares.11  Indeed, a Fund in practice would likely invest less than this limit in China A Shares, since it might hold other illiquid assets, and it would generally seek to maintain a cushion to make sure that it did not

11	Applicants have proposed a condition that each Fund will, at all times, limit its investment in the A Share Fund to no more than 15% of its net assets.

inadvertently cross the 15% threshold.  Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually.

Thus, seeking the QFII license and quota is feasible for Matthews, the Funds and the Other Accounts only if the application and any quota granted cover the Funds and Other Accounts in the aggregate, rather than on a Fund-by-Fund and Other Account-by-Other Account basis, and only if the Funds and Other Accounts aggregate their investments in China A Shares.  Moreover, Chinese regulations permit a QFII to repatriate proceeds from sales of China A Shares monthly, rather than annually, if an open-end fund is named in the application as the investing vehicle, and if the fund has invested more than 70% of its assets in China A Shares.  Because none of the Funds will invest 70% of its assets in China A Shares, nor will they be able to under current Commission liquidity guidelines, none will be able to repatriate proceeds monthly except as part of the A Share Fund.  Being able to repatriate proceeds monthly, rather than annually, will enhance the portfolio liquidity of the Funds investing in China A Shares.  The A Share Fund will be named in Matthews’s application for the quota and the A Share Fund will allow the Funds and the Other Accounts to redeem their interests monthly, which Applicants believe will lead the Chinese authorities to consider the A Share Fund to be open-end, thereby qualifying it to repatriate proceeds from sales of China A Shares monthly.

For these reasons, the Funds and the Other Accounts need to obtain their exposures to China A Shares through a pooled investment vehicle - the A Share Fund.  The A Share Fund will be named as the investing vehicle in Matthews’s application for the quota, and the A Share Fund will be the entity that invests in and holds China A Shares; the A Share Fund will invest exclusively in China A Shares.

E.           Operations of the A Share Fund and the A Share Fund Series

Each Fund and Other Account seeking exposure to China A Shares will invest in its own separately identified A Share Fund Series, and each such A Share Fund Series will hold a different set of China A Shares tailored to the investing Fund’s or Other Account’s investment program and investment style.  The DE LLC Act, under which the A Share Fund will be organized, explicitly provides for the creation of separate series of members, managers, limited liability company interests and assets.12  In accordance with the DE LLC Act,13 the A Share Fund’s limited liability company agreement will provide for the establishment of multiple series, with separate debts, liabilities, obligations and expenses, its records (as discussed further below) will be accounted for separately for each A Share Fund Series, and notice of the limitation on liabilities of an A Share Fund Series will be set forth in the A Share Fund’s certificate of formation.  Thus, and because the A Share Fund’s limited liability company agreement will not provide to the contrary, the DE LLC Act provides that each A Share Fund Series (holding distinct China A Shares) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other A Share Fund Series.  Organizing the A Share Fund under the DE LLC Act allows the assets of one A Share Fund Series to be insulated from the liabilities of any other A Share Fund Series.

12	Section 18-215 of the DE LLC Act.

13	Section 18-215(b) of the DE LLC Act provides:

(b) Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

The global custodian for the A Share Fund (which also serves as the Funds’ custodian) will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining China A Shares for non-Chinese clients.  China A Shares, when purchased for the A Share Fund, will appear on the books and records of the Chinese depositary institution as “Matthews International Capital Management, LLC – Matthews Asia China A-Share Fund” and maintained in an account at the A Share Fund’s local custodian and global custodian in the same manner.  The name of the A Share Fund will thus appear in the records of the Chinese depositary institution on whose books the China A Shares appear and similarly on the books of the local custodian and global custodian.  The local custodian will then establish subaccounts on its books to correspond with each A Share Fund Series, representing the A Share Fund Series invested in by each Fund or Other Account.  Thus, for example, the A Share Fund Series for the Matthews China Fund will have a separate designation and subaccount from the A Share Fund Series for the Matthews Asia Science and Technology Fund, or that of any other Fund or Other Account.  Each such subaccount will correspond to a subaccount on the books of the global custodian for the A Share Fund.  The separately designated accounts will allow the A Share Fund’s administrator to reconcile holdings for each A Share Fund Series and report out values to the Funds and Other Accounts on a daily basis.

When a Matthews portfolio manager initially decides to purchase China A Shares for a Fund, that Fund will transfer cash to make the purchase to the A Share Fund, and the Fund’s account will be debited.  The subaccount representing that Fund’s A Share Fund Series will, after time differences, be credited with the cash.  Once the subaccount representing the Fund’s particular A Share Fund Series is credited with the cash, the portfolio manager will be authorized to enter an order to purchase China A Shares in the same manner as he or she would for any other portfolio security for the Fund.  The portfolio manager’s order, along with any other orders in the same security placed by other portfolio managers at or about the same time in accordance with Matthews’s trade aggregation policies and procedures, discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese exchange.14  On the evening of the trade date, trade confirmations for the executed order will be exchanged among the China Securities Depositary and Clearing Company (“CDSCC”), the executing broker, Matthews and the local subcustodian, and the local custodian will transmit a confirmation to the global custodian.  In an overnight process, the CDSCC will effect the transfer of the securities by updating its position records and notifying the relevant exchange, and Matthews – Matthews Asia China A-Share Fund will thereafter be recognized as the owner of the China A Shares.  During this process, if the trade had been aggregated with trades for other Funds’ or Other Accounts’ A Share Fund Series, the local subcustodian also will allocate the holding in accordance with instructions previously supplied by Matthews, and will record the holding as a receivable on the books of the subaccount of the A Share Fund Series corresponding to the Fund that placed the trade.  When the local subcustodian records the holding in the A Share Fund Series’ records, the global custodian will also record the holding in the corresponding subaccount on its books.  On the day following the trade date, cash that was in the A Share Fund Series’ account at the local subcustodian will be transferred to the CDSCC, and the trade settled.  Generally, procedures for disposing of China A Shares and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the A Share Fund’s ability to repatriate proceeds only monthly.  At all times, the local subcustodian and the global custodian will recognize and separately identify cash and portfolio holdings in subaccounts for one A Share Fund Series from cash and portfolio holdings in subaccounts for each other A Share Fund Series.

14	The A Share Fund Series will not engage in cross trades between the A Share Fund Series.

While the limited liability company structure and the provisions of the DE LLC Act provide protection for each A Share Fund Series from the liabilities of each other A Share Fund Series, the A Share Fund and the A Share Fund Series also do not expect to have significant liabilities.  The largest potential creditors are expected to be A Share Fund service providers, such as Matthews, the A Share Fund’s administrator, custodian, auditors and legal counsel.  As discussed in this Application, Matthews will charge advisory fees to the A Share Fund Series used by a Fund or Other Account; however, any such advisory fees paid by an A Share Fund Series used by a Fund will be credited to the Fund and reduce the Fund’s advisory fee under its Advisory Agreement by the amount of this credit.  Administrative fees will only be paid to Matthews if they are determined, in accordance with condition 3 of this Application, to be non-duplicative.  Matthews and the other service providers could be owed amounts from the A Share Fund, but such service fees are not expected to represent a significant proportion of any A Share Fund Series’ assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from A Share Fund Series that have not incurred the liability.  Moreover, the service providers have relationships with the Funds and Other Accounts that would make a lawsuit potentially in conflict with the Funds’ or Other Accounts’ interests unlikely, and the service providers’ contracts will specifically limit their recourse to the assets of the A Share Fund Series that has incurred the liability to the provider.  Matthews does not currently intend for any of the A Share Fund Series used by Funds to lever themselves through borrowing.15

The primary service providers to the A Share Fund will enter into agreements with the A Share Fund, on behalf of the A Share Fund Series, under US law and containing provisions requiring disputes to be resolved in the US using US law and venue.  In addition to a suit to recover liabilities from non-debtor A Share Fund Series being unlikely, as noted above, in the event of such

15	A Share Fund Series used by Other Accounts may, or in the future may be permitted to, use leverage.

a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the DE LLC Act noted above to protect the assets of one A Share Fund Series from the liabilities of another A Share Fund Series.  In sum, Matthews does not believe there is a substantial risk that a creditor would succeed in using the assets of one A Share Fund Series to satisfy the liabilities of another A Share Fund Series.

As noted above, the QFII license will be held by Matthews, with the A Share Fund also listed on the application.  The Chinese regulatory regime will focus on the experience, size and qualifications of Matthews in determining whether to grant the license and quota, and has less interest in the allocation of investments among A Share Fund Series, and their indirect allocations to Funds or Other Accounts.  Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the A Share Fund unable to dispose of investments or repatriate proceeds once invested.  The QFII program is a limited exception from laws that otherwise limit investment in China A Shares to Chinese persons and, if the program is revoked or substantially changed for reasons beyond the control of Matthews or the A Share Fund, the A Share Fund’s economic interests, and thus the Funds’ and Other Accounts’ economic interests, could be harmed.  The QFII program has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment.  The risk that developments in the Chinese regulatory regime adversely impact the Funds and the Other Accounts will be monitored by Matthews, and will be disclosed in the Funds’ prospectus and disclosed in relevant documents applicable to the Other Accounts.

The A Share Fund will not have its own portfolio managers.  Rather, the selection of the particular China A Share holdings in a Fund’s or an Other Account’s A Share Fund Series will be made by the portfolio manager(s) of the corresponding Fund or Other Account.  Allocations of China A Shares to different A Share Fund Series, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to Matthews’s investment and trade allocation policies and procedures, including its Brokerage and Trading Policies and Procedures (which include detailed procedures related to trade aggregation and allocations), under the supervision of Matthews’s and the Funds’ CCO, as well as the Funds’ Board.  Because orders will be placed by different portfolio managers, there may be times when more than one portfolio manager seeks to purchase China A Shares of the same company.  In such instances, as when making purchases of other securities, and because the Chinese markets may sometimes be closed at the time a Matthews’s portfolio manager is deciding to place trades, the orders will generally be aggregated with those of other Matthews portfolio managers prior to their placement with the executing Chinese broker.  If the market is open and trades are received at different times, trades will generally be executed in the order they are received by the trading desk.  Executed trades, if not executed in full for each participating account, will generally be allocated pro rata16 based on each participating account’s share of the aggregated transaction as indicated on the trade order, which allocations are effected, to the extent the order is executed in more than one transaction, at the average price and transaction cost of those transactions.  Where a pro rata allocation will result in lot sizes that cannot be easily traded in the relevant market, Matthews may adjust the allocation to participating accounts.  Matthews reserves the right to implement alternative allocation methodologies (such as smallest first or first-in-time) to provide a fairer or more equitable result, provided Matthews’s compliance department approves and a different allocation is documented.  Any special allocations need to be reported to Matthews’s compliance department and are subject to additional reviews.

16
A pro rata trade allocation, for purposes of Matthews’s Brokerage and Trading Policies and Procedures as currently in effect, means, to the extent practicable and subject to rounding for odd-lot amounts, an allocation of the trade at issue among applicable clients proportionate to the order size initiated by the portfolio manager on the trade order.  If an allocation of a partial trade fill results in an account receiving less than a de minimis amount, Matthews would, generally, allocate the transaction based on a random rotation among participating accounts.

Matthews’s trade aggregation and allocation procedures will generally operate the same for A Share Fund Series participating in investment in China A Shares as they do for Matthews’s investments in other markets and securities:  because investment decisions for particular A Share Fund Series will be made by different portfolio managers acting for their Fund(s) or Other Account(s), extending the existing procedures to investments in China A Shares will not raise significant new issues.  These procedures will also apply when the A Share Fund sells China A Shares on behalf of an A Share Fund Series, in which case the A Share Fund will hold cash on behalf of the selling A Share Fund Series for eventual repatriation.  Under QFII regulations, each month the A Share Fund will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings on behalf of the A Share Fund Series.  While Chinese law will recognize the A Share Fund as the holder of all cash available for repatriation, the allocation procedures will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given month, and which are not, by recording cash attributable to each Fund or Other Account in separate subaccounts on the books of the local custodian.  The allocation procedures will be designed so that cash proceeds received upon the sale of China A Shares, which will be recorded in the selling A Share Fund Series’ subaccount at the local custodian, can only be repatriated to the Fund or Other Account corresponding to that A Share Fund Series; under the allocation procedures, no other Fund or Other Account will be able to access or repatriate these cash proceeds.

Access by the Funds and Other Accounts to the quota (i.e., to China A Shares) is a limited opportunity and will be allocated in accordance with Matthews’s Access to Research and Allocation of Portfolio Opportunities Procedures.  These procedures, which Matthews intends to amend to specifically address issues arising from the quota, provide that, with some exceptions for special accounts or as determined by the Chief Investment Officer, no account, mandate or portfolio manager will have priority in the access to or allocation of any investment idea.  Enumerated exceptions currently apply for small cap companies and for IPOs, secondary offerings and private placements.  Procedures relevant to determining which Funds or Other Accounts may use quota and invest in China A Shares, when the Funds or Other Accounts desire to invest in the aggregate above such quota amount, will be established along similar lines such that priority for investing in China A Shares will be provided to Funds or Other Accounts for which A Shares would be most suitable.  Thus, for example, it is likely that the Matthews China Fund would be given priority to invest in China A Shares over the Matthews Japan Fund and other Funds and Other Accounts that invest more broadly across Asia.  In any case, the procedures and their application will be under the oversight of Matthews’s compliance department, and reviewed by the Funds’ Board.

The quota has not yet been determined, and will not be known until it is granted by the Chinese regulators.  As noted, the quota may be reduced or revoked if the A Share Fund does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount.  Matthews will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether selling China A Shares and repatriating proceeds could impact the continued availability of the quota.  In other words, Matthews will not forego selling China A Shares for an A Share Fund Series used by a Fund simply because the sale results in the A Share Fund investing less than the quota, and will make the investment decision to sell China A Shares independent of quota considerations.

As discussed above, the A Share Fund, as a Delaware limited liability company, will not have its own board of directors or trustees.  Because the A Share Fund is designed, however, as a means to obtain exposure to China A Shares for investing Funds, the Fund’s Board will have oversight responsibilities for the operations and policies of the A Share Fund Series invested in by the Funds.  Investments made by such A Share Fund Series will only be made if an accordance with the relevant Fund’s objectives and policies, as overseen by the Fund’s Board.

The China A Shares held by an A Share Fund Series used by a Fund will be valued daily in accordance with the Funds’ Pricing Policies.  China A Shares generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of China A Shares.  As noted in this Application, proceeds from sales of China A Shares cannot be immediately repatriated to the A Share Fund and thus to a Fund.  Thus, the value of A Shares will be subject to an appropriate discount reflecting the inability of the Fund to immediately obtain proceeds from the sale of China A Shares held by the A Share Fund Series used by the Fund.  The discount will be applied under the oversight of the Fund’s Valuation Committee, comprised of at least one Trustee of the Funds, as well as certain employees of Matthews (some of whom may also be officers of the Funds).

The Valuation Committee is responsible for reviewing and monitoring the pricing policies adopted by the Board, which will be applied to China A Shares held by A Share Fund Series used by the Funds.  Under the Funds’ Pricing Policies, the value of exchange-traded securities, such as China A Shares, are based on market quotations for those securities; however the Funds value any exchange-traded security for which market quotations are unavailable or have become unreliable at that security’s fair market value.  In general, such as in the case of market-wide events, the fair values of such securities are determined (separate from the application of an illiquidity discount), in accordance with the Funds’ Pricing Policies and subject to the Board’s oversight, by a pricing service retained by the Funds that is independent of the Funds and Matthews.  There may be circumstances in which the Funds’ independent pricing service is unable to provide a reliable price of a security or, when establishing a security’s fair value, the independent pricing service may not take into account events that occur after the close of the Chinese market but prior to the time the Funds calculate their net asset values.  In such circumstances, the Board has delegated the responsibility of making fair-value determinations to the Valuation Committee.  In these circumstances, the Valuation Committee will determine the fair value of a security, or a fair exchange rate, in good faith, in accordance with the Funds’ Pricing Policies and subject to the oversight of the Board.

As discussed in this Application above, the A Share Fund’s holdings will be maintained by a local custodian who will work closely with the global custodian.  These custodial arrangements, insofar as they relate to A Share Fund Series used by the Funds, will be overseen by the Funds’ Board, as if the local custodian was providing services directly to the Funds.  Thus, in conformity with Rule 17f-5 under the 1940 Act, China A Shares held by A Share Fund Series used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian, which also serves as the Funds’ global custodian and their “Foreign Custody Manager.”17  The Foreign Custody Manager will, as is the case with the Funds’ direct investments in other foreign jurisdictions, be responsible for monitoring the local custodian, for determining that the China A Shares will be subject to reasonable care, based on standards applicable to custodians in China, and for providing periodic reports to the Board.  The Foreign Custody Manager will ensure that the arrangement with the local custodian is governed by a contract meeting the standards of Rule 17f-5 as if the Funds held China A Shares directly.  Essentially, although the local custodian will be directly providing services to the A Share Fund Series used by a Fund, and not the Fund directly, the Funds and the Funds’ Board will have substantially equivalent rights to an arrangement under which the local custodian was directly holding assets of the Funds.

17
The A Share Fund Series used by the Funds and A Share Fund Series used by Other Accounts are expected to have the same local custodial arrangements, but the Funds’ Boards’ will only have oversight of the custodial arrangements for the A Share Fund Series used by the Funds as the Other Accounts may have a different global custodian.

As noted above, the China A Shares held by the A Share Fund will be maintained with a foreign securities depository - the CDSCC – which will recognize the A Share Fund as the owner of the China A Shares.  These arrangements, insofar as they relate to China A Shares held by an A Share Fund Series used by the Funds, will be effected in conformity with Rule 17f-7 under the 1940, as if the Funds’ holdings were directly maintained with the CDSCC.  Thus, the CDSCC will have to qualify as an eligible securities depository; the arrangements will be subject to risk-limiting safeguards that include risk reporting by the primary custodian to the Board, as if the Funds’ assets were maintained with the CDSCC; the primary custodian (or its agent) will be responsible for monitoring the custody risks associated with maintaining assets with the CDSCC on a continuous basis, and promptly notifying the Board and Matthews of any material change in these risks; and the arrangements will be overseen by the Funds’ Board.  Essentially, although the assets of the A Share Fund Series will be maintained with the CDSCC, and not the Funds’ assets directly, the arrangements will be monitored and reports provided to the Board as if it were the Funds’ assets maintained directly with the CDSCC.

In the event that Matthews is terminated as investment adviser to the Funds, the Funds may not be able to liquidate their positions in the A Share Fund immediately, due to repatriation restrictions, and would be permitted to retain investments in the A Share Fund for a reasonable time period.  Matthews does not intend to force the immediate sale of China A Shares to raise proceeds for the Funds’ redemptions from the A Share Fund (if so desired by the successor manager) if it would cause harm to the Funds.  Matthews intends, in the event it is terminated as adviser to the Funds, to act in good faith to accomplish the orderly transition of the Funds’ advisory services, and would work with the successor manager to seek to transfer holdings in A Shares to another manager, if desired by the successor manager.18  Any such transition would be overseen by the Funds’ Board.

F.           The Requested Relief

Applicants hereby request, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Sections 2(a)(3) and 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions.

II. REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the A Share Fund and Matthews may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.

A.           Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

18
In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case Matthews would work with the Funds’ successor manager to liquidate A Share investments and return capital to the Funds in a timely and cost-effective manner.

(1)           The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)           The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3)           The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”19  It is expected that one or more Funds will own at least 5% and, potentially, more than 25% of the Interests of the A Share Fund, and each Fund will own all of the Interests of its corresponding A Share Fund Series.  While Interests of the A Share Fund will be non-voting interests, a Fund could be deemed to be an affiliated person of the A Share Fund or an A Share Fund Series by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C).  Furthermore, as the investment adviser to the Funds, Matthews is an affiliated person of the Funds under Section 2(a)(3)(E) and, because it or a

19
Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as the sole owner of an A Share Fund Series, even if ownership is of non-voting securities, a Fund may be deemed to “control” such A Share Fund Series and potentially the A Share Fund, depending on the size of the holding relative to other investments in the A Share Fund.

Matthews Affiliate will be the managing member of the A Share Fund, the A Share Fund or A Share Fund Series may be deemed to be under Matthews’s control under Section 2(a)(3)(C), resulting in the A Share Fund being deemed an affiliated person of an affiliated person of the Funds.20  Since the Funds and the A Share Fund share a common investment adviser, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(C).  If the Fund and the A Share Fund are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the A Share Fund to the Funds, and the redemption of such Interests by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.

B.           Sections 17(d) and Rule 17d-1 Thereunder

Section 17(d) of the 1940 Act provides in pertinent part:

It shall be unlawful for any affiliated person of … a registered investment company … or any affiliated person of such a person … acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person … or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 thereunder provides in pertinent part that:

(a)  No affiliated person of or principal underwriter for any registered investment company … and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and

20
If a Matthews Affiliate is the managing member of the A Share Fund, any such affiliate will be an affiliate of Matthews.  Arguably, in such instance, the Funds and the A Share Fund will not share an investment adviser, but rather affiliated advisers, such that the Fund and the A Share Fund would not be second-tier affiliates of each other through this relationship.  However, the potential ownership and control affiliations would remain and to avoid any questions as to compliance with Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, the Applicants are seeking the relief requested herein.

which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

(c)  "Joint enterprise or other joint arrangement or profit-sharing plan" as used in this section shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the [1940] Act.

In the event that the Funds (by purchasing Interests in the A Share Fund), Matthews (by managing the portfolio securities of the A Share Fund and the Funds at the same time that the Funds are invested in Interests of the A Share Fund), and the A Share Fund (by selling its Interests to, and redeeming its Interests from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request the Order to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.           Section 6(c)

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

III. IN SUPPORT OF RELIEF REQUESTED

A.           General

For the reasons set forth below, the Applicants believe that the creation of the A Share Fund, and the investment by the Funds in Interests of the A Share Fund Series, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.  The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

The A Share Fund and its series structure will allow the Funds to obtain exposure to a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due the Chinese regulations discussed in this Application.  Further, the A Share Fund series structure will allow each Fund or Other Account to select portfolio investments specifically suited to the investment mandate and investment style of the particular Fund or Other Account, maximizing the benefits of investing in China A Shares.  For example, the Matthews Asia Science and Technology Fund will be able to gain exposure specifically to Chinese science and technology companies, while the Matthews Asian Growth and Income Fund could gain exposure to a broader and more diversified portfolio of Chinese stocks.  Other Funds and Other Accounts with particular investment mandates and investment styles will similarly be able to tailor their exposures to China A Shares to their particular investment programs.  The selection of the particular China A Share holdings for an A Share Fund Series will be made by the portfolio manager(s) of the corresponding Fund or Other Account, allowing the Fund or Other Account portfolio manager(s) to gain exposure to the China A Shares that are most suited to the objectives and strategies of the Fund or Other Account, and it will reduce conflicts among Funds or Other Accounts in building the A Share Fund’s portfolio.

The A Share Fund series structure will reduce potential conflicts among Funds or Other Accounts that might arise if interests in the A Share Fund represented pro rata portions of the A Share Fund and Matthews had to manage the A Share Fund as a separate and distinct pool.  If it were managing the entire pool as one account, Matthews would need to determine China A Share portfolio investments on the basis of the goals and objectives of the entire pool.  The pool’s investors (the Funds and Other Accounts with their particular mandates) could and likely would have different investment needs, and investments made in the interest of the entire pool would be different than investments made in the interest of each particular Fund or Other Account.  This pooling would reduce the benefits that a relatively smaller Fund or Other Account could obtain if it were enabled to tailor its exposures to its objectives.  For example, the Matthews Asia Dividend Fund might seek exposure only to certain Chinese companies that pay dividends, exposure that it might not be able to obtain by investing in a pool that is not managed to seek current income.  Because the Matthews Asia Dividend Fund might not have a large investment in the A Share Fund, relative to other Funds and Other Accounts, a portfolio manager for the entire pool might not seek dividend-paying companies, and the Matthews Asia Dividend Fund might invest less and thus gain less exposure to China A Shares.  Conversely, if the A Share Fund’s portfolio manager were to consider the specific objectives of the Matthews Asia Dividend Fund when investing for the pool, it may not be meeting the goals of other Funds and Other Accounts that do not seek current income.  These issues would be eliminated with the use of the A Share Fund Series.

The A Share Fund series structure will allow A Share Fund expenses to be charged more directly to the A Share Fund Series that incur the expenses, rather than across the entire pool.21  For example, an A Share Fund Series that engages in fewer portfolio transactions will expect to incur lower brokerage and transaction costs than an A Share Fund Series with more portfolio transactions, and the structure allows such expenses to be charged only to the A Share Fund Series that incur the expense.  To the extent other expenses are generated by a particular A Share Fund Series’ activities, such as accounting fees, those expenses will be charged only to that A Share Fund Series, rather than across all of the A Share Fund’s assets, which might include A Share Fund Series that do not benefit from the services generating the expense.

The A Share Fund series structure will be subject to safeguards.  Investments in China A Shares through an A Share Fund Series will be subject to Matthews’s investment and trade

21
The A Share Fund Series, which hold distinct assets, will be like the different series of a series investment company, such as the Funds of the Trust, which is relatively common, and unlike investments in different classes of a fund, which have rights to a common pool of assets.

allocation policies and procedures, including its Brokerage and Trading Policies and Procedures, under the supervision of Matthews’s and the Funds’ CCO, as well as the Funds’ Board.  These policies and procedures require Matthews to take reasonable steps to make sure that allocations among the Funds (and Other Accounts) are fair and reasonable over time, and provide for review and testing.  Because the A Share Fund Series will permit the Funds and Other Accounts each to make their own investment decisions, and allow the A Share Fund to serve as a vehicle for exposures to China A Shares, investment allocation decisions among Funds and Other Accounts will be made on the same basis as Matthews’s current investment allocation decisions:  each A Share Fund Series will serve as a separate pool much like each Fund exists as a separate series of the Trust.  Matthews believes that the extension of the existing allocation policies and procedures could be applied to the A Share Fund Series with equal effectiveness and efficiency.

Investment decisions for the A Share Fund Series will also be subject to Matthews’s Access to Research and Allocation of Portfolio Opportunities Procedures, under the supervision of Matthews’s and the Funds’ CCO, as well as the Funds’ Board.  These procedures will be amended to address issues arising from the allocation of quota among A Share Fund Series, and will be designed in a manner to permit, under the supervision of Matthews’s Chief Investment Officer, priority to be given to accounts for which China A Share investments are most suitable.  Matthews will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether selling China A Shares and repatriating proceeds could impact the continued availability of the quota.

In addition, each investing Fund or Other Account will have a separately identifiable account on the books of the A Share Fund’s local custodian and global custodian, recognizing the particular China A Share investments held in the account (i.e., the A Share Fund Series).  Each A Share Fund Series’ account will be identified in the A Share Fund Series’ name on the records of the local custodian and the global custodian, and will be treated by the custodians as separate subaccounts with identifiable assets and liabilities that will not be commingled with other subaccounts.  As for many other private funds that use separate accounts for different investors, the limited liability company agreement for the A Share Fund will provide that the holdings in one account will not benefit another account, and no account will have rights to any other account.

Under the DE LLC Act, the assets of one A Share Fund Series will not be available to satisfy the liabilities of another A Share Fund Series.  Although the A Share Fund has not been organized, its constituent documents, such as its limited liability company agreement, will contain provisions permitted by the DE LLC Act to treat each A Share Fund Series as separate for purposes of protecting the assets of one A Share Fund Series from other A Share Fund Series.  Further, each A Share Fund Series’ most significant liabilities are expected to be fees owed to service providers, and the service providers’ contracts will specifically limit their recourse to the assets of the A Share Fund Series that has incurred the liability to the provider.  In the unlikely event that one of these service providers sought to obtain its fees from another series, the protections of the DE LLC Act and in the A Share Fund’s limited liability company agreement should apply. In addition, the primary service providers’ contracts will contain provisions that apply US law to resolve a dispute.  Ultimately, the A Share Fund’s operations, and its administrative and accounting arrangements, are not expected to vary materially from structures and practices common in the private fund industry.  The holdings of A Share Fund Series held by a Fund are expected to be subject to audit by a reputable independent public accounting firm, and its other service providers are expected to be reputable institutions experienced with the use of private fund accounts.

Finally, although the A Share Fund will not have its own board, the Funds’ Board is expected to provide similar oversight and have similar responsibilities with respect to the A Share Fund Series used by the Funds as it would if the Funds invested directly in China A Shares.  For example, China A Shares held by the A Share Fund Series used by the Funds will be valued by the Funds’ Valuation Committee in accordance with the Funds’ Pricing Policies under the oversight of the Board (with an appropriate illiquidity discount).  The Board will also oversee the custodial arrangements with the local custodian providing services to the A Share Fund Series used by the Funds as if the local custodian was directly providing services to the Funds, and will oversee the arrangements with the CDSCC as if the Funds’ assets were maintained directly with the CDSCC.

In sum, the A Share Fund series structure, which will be structured and administered in the same way that numerous private funds structure their capital accounts, will enable the A Share Fund to serve as a vehicle for each Fund and Other Account to invest in the China A Shares most suited to its investment mandate and investment style, which is designed to provide the benefits of new investment exposures and opportunities for the Funds.  This structure will be subject to safeguards, discussed in this Application, to ensure that the A Share Fund Series will not be used inappropriately.  Further, subject to the relief requested in this Application, Applicants will not use the A Share Fund as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation or order thereunder.

B.           Sections 17(a) and 17(b)

Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value.  The Section is designed to prevent “overreaching” on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis.  Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicants from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants believe that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons.  For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, while each A Share Fund Series will pay Matthews, or a Matthews Affiliate, a fee for advising the A Share Fund Series, any such advisory fees paid by an A Share Fund Series used by a Fund will be credited to the Fund and reduce the Fund’s advisory fee under its Advisory Agreement by the amount of this credit.  This condition is designed so that Matthews will not receive duplicative investment management fees for managing the same assets when invested in the A Share Fund, so it will have no pecuniary incentive to “overallocate” a Fund’s assets to the A Share Fund.  The A Share Fund will be utilized as an economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with a Fund’s (or Account’s) investment objective and policies, exposure to China A Shares; Matthews as the Funds’ adviser and as the managing member of the A Share Fund does not stand to benefit financially from the arrangement (other than if the Funds’ and Other Accounts’ assets increase by virtue of the exposure to the China A Share market and Matthews’s advisory fees therefore increase).  In addition, the Funds, as holders of Interests of the A Share Fund, will not be subject to any sales load, redemption fee, distribution fee or service fee, as set forth in condition 1 of this Application.  Further, as specified in condition 3 of this Application, administrative fees will be paid by the A Share Fund Series used by the Funds to Matthews only upon a determination by each Fund’s Board, including a majority of Independent Trustees, that the fees are for services in addition to, rather than duplicative of, services rendered to the Funds directly.  While the A Share Fund will pay a fee to certain other service providers, the services that will be provided thereby will be in addition to the various services provided to the Funds under existing service contracts (e.g., custodial, legal and accounting services).  There will be no distribution, transfer agency, dividend disbursement or non-duplicative shareholder communication costs associated with the proposed structure.  Thus, any fees associated with the structure will not be duplicative because “distinct services will be provided at each level”22 of the structure.  Moreover, Applicants submit that the opportunity to invest in China A Shares outweigh these minimal incremental costs.  The only investors in the A Share Fund will be the Funds and the Other Accounts, so there are no affiliated persons in which Matthews or its personnel have an interest (other than as beneficial owners of sponsored funds that invest in the A Share Fund) who might stand to benefit or could gain by overreaching.

Each Fund will have the ability, through an investment in a separate A Share Fund Series whose investments will be determined by the relevant Fund’s portfolio manager, to obtain exposure to China A Shares and tailor its investments and investment style to the Fund’s particular objectives and strategies.  As discussed in this Application, the use of the A Share Fund is designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts and allowing expenses to be charged more directly to the A Share Fund Series incurring the expense.

22	SBSF Funds, Inc., Investment Company Act Release Nos. 22486 (January 30, 1997) (notice), at *4 and 22526 (February 25, 1997) (order).

In light of the above, the Applicants believe that shareholders of the Funds will not be disadvantaged or subject to overreaching because of the fact that the A Share Fund could be deemed an affiliate of the Funds.  To the contrary, the Applicants believe that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders will realize benefits from exposure to China A Shares not otherwise available.  As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further protected by the requirement that administrative fees will be paid by the A Share Fund Series used by the Funds to Matthews only upon a determination by each Fund’s Board, including a majority of the Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.  In making the latter determination, each Fund’s Board will consider the proposed administrative fees to be paid by the A Share Fund Series used by the Funds to Matthews in relation both to the specific nature and quality of the services provided and the comparable, market-based rates that are usual and customary for the provisions by others of such services, as such rates are reasonably ascertainable and such other information as is relevant to each Board’s determination.  Finally, and as noted above, any advisory fees paid by an A Share Fund Series used by a Fund will be credited to the Fund and will reduce the Fund’s advisory fee under its Advisory Agreement by the amount of this credit, such that Matthews will not receive duplicative fees for advising the same assets.

C.           Section 17(d) and Rule 17d-1

The Applicants seek an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons.  Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in the A Share Fund will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts.  Each Fund or Other Account will invest in a different A Share Fund Series, and thus each Fund will have an equal opportunity to use the A Share Fund to build a portfolio of China A Shares tailored to its investment objective and policies.  Moreover, different A Share Fund Series will ensure that each Fund need only have exposure to the stocks that its portfolio manager(s) selects, rather than stocks that might be better suited to other Funds or Other Accounts.  Any investment will only be made if it is consistent with a Fund’s investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application.  As registered Funds, the Funds and Matthews’s investment of their assets in the A Share Fund will be overseen by the Funds’ Board and its Independent Trustees.  Allocations of China A Shares to different A Share Fund Series will be subject to Matthews’s investment and trade allocation policies and procedures, under the supervision of Matthews’s and the Funds’ CCO, as well as the Funds’ Board, and thus Matthews will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable.  Further, the A Share Fund Series will be administered, and audited, consistent with common private fund industry standards and practices.

D.           Section 2(a)(3) of the 1940 Act

The Applicants seek relief pursuant to Section 6(c) of the 1940 Act from Sections 2(a)(3)(C) and (D) so that the Funds and Other Accounts who are not otherwise affiliated persons, or affiliated persons of affiliated persons, of the A Share Fund or an A Share Fund Series will not, solely by reason of their potential status as controlling persons of the A Share Fund or an A Share Fund Series, or through officers potentially common to both the Funds and the A Share Fund, be deemed to be first- or second-tier affiliated persons of the A Share Fund or each other.  This relief is requested so that the investment in the A Share Fund will not impose an unacceptable regulatory burden on the Funds or Other Accounts if they have no other affiliate relationship.23  Absent relief from Section 2(a)(3), the Funds and Other Accounts may be prohibited from engaging in independent and legitimate business and investment activities by the application of Sections 17(a) and 17(d) of the 1940 Act and Rule 17d-1 thereunder.  For example, although all trades for the A Share Fund will be effected in the Chinese market, and no cross trades will be effected between A Share Fund Series, cross trades, if otherwise permitted by Rule 17a-7, could be effected between or among the Funds and Other Accounts for other securities that they may hold.  If the Funds and Other Accounts were deemed to be first- or second-tier affiliates of each other by reason of their relationship with the A Share Fund, Rule 17a-7 may not be available to permit otherwise beneficial cross-trading activity.  The requested relief under Section 2(a)(3) is not intended to exclude any person from being a first- or second-tier affiliate of any other person due to some other reason (e.g., due to an Other Account’s ownership of five percent or more of a Fund’s shares).  Applicants believe that the requested relief for this limited exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act, and meets the standards for relief under Section 6(c).

E.           Section 6(c)

23
E.g., Emerging Markets Growth Fund, Inc. et al., Investment Company Act Release Nos. 26763 (February 22, 2005) (notice) and 26789 (March 23, 2005) (order) (requesting relief from Section 2(a)(3) in order to permit various limited partners to invest in a pooled investment vehicle without themselves becoming affiliates of each other by virtue of such investment; noting that relief would not extend to encompass affiliations due to other reasons independent of such investment).

Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicants also seek relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application.  Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

It is respectfully submitted that the transactions contemplated by the proposals described herein are “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act because, as described above, the China A Share market is a growing and increasingly important source of potential investment opportunities for the Funds.  For the reasons discussed above, investing in China A Shares will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations.  The only viable means to provide this access is through a pooled investment vehicle like the A Share Fund.

F.           Precedents for Relief

The Applicants note that the SEC has been presented with an analogous request for exemptive relief similar to the Application.  In Nicholas-Applegate Capital Management and Nicholas-Applegate Institutional Funds (“NACM”),24 the applicants sought relief to permit open-end registered investment companies to purchase and redeem shares of beneficial interest of an unregistered Mauritius Company, and to allow these funds’ and the Mauritius Company’s investment adviser to provide services to those entities.  The Mauritius Company was established to

24	Investment Company Act Release Nos. 25876 (December 23, 2002) (notice) and (January 21, 2003) (order).

permit these funds, and other accounts of the adviser, to invest in equity and debt securities of Indian issuers: by establishing the Mauritius Company in Mauritius, it was able to invest in Indian securities and obtain favorable tax treatment, while the registered funds could invest in the Mauritius Company and likewise obtain the benefits of the favorable tax treatment.  The Applicants recognize that the NACM structure differs from the proposed structure in this Application in that, in NACM, the registered funds’ and other accounts’ investment in the Mauritius Fund represented a pro rata portion of the Mauritius Company’s assets and liabilities.  Here, as discussed above, each Fund and Other Account will invest in a separately identified A Share Fund Series, and each Fund’s investment will not represent a pro rata portion of the A Share Fund.  As discussed above, Applicants believe that the A Share Fund series structure provides important benefits to the Funds by allowing them to invest in an A Share Fund Series that holds China A Shares tailored to the specific investment objectives and strategies of the Fund.  A pro rata investment in the A Share Fund by all Funds and Other Accounts, however, will not allow the Funds to achieve this benefit.

The conditions proposed by the Applicants reflect this structural difference between NACM and this Application.  However, the conditions are designed to accomplish and afford the same protections and to be consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.  Thus, while NACM contained a condition prohibiting the adviser from receiving advisory fees from the Mauritius Company, to avoid duplicative advisory fees being charged to both the registered funds and their investment in the Mauritius Company, the proposed condition in this Application accomplishes the same purpose by requiring that any advisory fees paid by an A Share Fund Series used by a Fund will be credited to that Fund and will reduce that Fund’s advisory fee under its Advisory Agreement by the amount of this credit.

In NACM, the Mauritius Company was limited to investing no more than 15% of its net assets in illiquid securities.  Here, due to the repatriation restrictions discussed above, proceeds from sales of portfolio investments in China A Shares cannot immediately be repatriated to a foreign investor such as the A Share Fund, and almost all of the A Share Fund’s investments will thus be considered illiquid.  Accordingly, while the A Share Fund does not propose a limit on investing in illiquid securities, each Fund will, at all times, limit its investment in the A Share Fund to no more than 15% of its net assets, and be subject to an overall 15% limitation on illiquid investments by such Fund.25  Applying the illiquidity limitation at the Fund level, rather than at the A Share Fund level, will achieve the policy purpose of the condition in NACM: each Fund will have sufficient liquid assets to meet redemption requests.

Further, while NACM included a condition that various enumerated provisions of the 1940 Act apply to the Mauritius Company, Applicants propose that such sections apply only to A Share Fund Series in which a Fund had invested.  To the extent that an enumerated section imposes a limit or condition that would not otherwise apply to an Other Account were it investing directly in China A Shares, that section will not apply to the Other Accounts, except insofar as necessary for the Funds’ A Share Fund Series to comply with the relevant condition.  For example, while Section 18 will limit the Funds’ ability to use leverage (and their corresponding A Share Fund Series are not expected to use leverage), Other Accounts may, or in the future may be permitted to, use leverage.

Finally, NACM included a condition that, with respect to all redemption requests made by a registered fund, the Mauritius Company would comply with Section 22(e) of the 1940 Act.  The Applicants do not propose such a condition.  As discussed above, the Chinese government limits the repatriation of proceeds from the sale of China A Shares.  The proposed structure is intended to qualify for a monthly (rather than annual) repatriation limitation, but monthly repatriation still will not meet the seven-day limit in Section 22(e) of the 1940 Act.  Applicants note that, because less

25
If a Fund invests in other securities considered to be illiquid, its investments in the A Share Fund will be less than 15% of its assets (and in practice, the investment would likely be lower to allow for a cushion in the event of market movements).

than 15% of a Fund’s assets will be invested in the A Share Fund, they do not believe that the repatriation limitation will impact a Fund’s ability to comply with Section 22(e), even if the A Share Fund cannot comply with Section 22(e) with respect to redemption requests made by a Fund.

IV. CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.           The Funds’ investments in Interests of the A Share Fund will be undertaken only in accordance with the Funds’ stated investment restrictions and will be consistent with their stated investment policies.

2.           While Matthews, or a Matthews Affiliate, will receive advisory fees from the A Share Fund, any such fees paid by an A Share Fund Series used by a Fund will be credited to that Fund and reduce that Fund’s advisory fee under its Advisory Agreement by the amount of this credit.  Matthews and its affiliated persons will receive no commissions, fees, or other compensation from a Fund or the A Share Fund in connection with the purchase or redemption by the Funds of Interests in the A Share Fund.  Interests of the A Share Fund will not be subject to a sales load, redemption fee, distribution fee or service fee.

3.           Administrative fees will be paid by the A Share Fund Series used by the Funds to Matthews, or a Matthews Affiliate, only upon a determination by each Fund’s Board, including a majority of its Independent Trustees, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality.  If such determination is not made by a Fund’s Board, Matthews will reimburse to that Fund the amount of any administrative fee borne by that Fund as an investor in the A Share Fund.

4.           Each Fund will, at all times, limit its investment in the A Share Fund to no more than 15% of its net assets.

5.           Each Fund’s Board, including a majority of the Independent Trustees, will determine initially and no less frequently than annually that the Fund’s investments in the A Share Fund are, and continue to be, in the best interests of the Fund and the Fund’s shareholders.

6,           Matthews will undertake to make the accounts, books and other records of the A Share Fund available for inspection by the Commission staff and, if requested, to furnish copies of those records to the Commission staff.

7.           The A Share Fund will comply with the requirements of the following sections of the 1940 Act, as they would apply to A Share Fund Series in which a Fund had invested:  Sections 9, 12, 13, 17(a) (except insofar as relief is provided by the Order), 17(d) (except insofar as relief is provided by the Order), 17(e), 17(f), 17(h), 18 (except as noted below), 21, and 36-53 of the 1940 Act and Rule 22c-1 under the 1940 Act as if the A Share Fund were an open-end management investment company registered under the 1940 Act.  In addition, the A Share Fund will comply with the requirements of the Rules under Sections 17(f) and 17(g) of the 1940 Act.  This condition 7 will apply only to A Share Fund Series in which a Fund had invested; this condition 7 will not apply to A Share Fund Series invested in by an Other Account except insofar as necessary for the A Share Fund Series invested in by a Fund to comply with this condition.  In addition, in applying this condition to Section 18 of the 1940 Act, each A Share Fund Series invested in by a Fund will be analyzed separately to determine compliance with Section 18, and this condition and Section 18 under the 1940 Act will not apply to the A Share Fund, as a whole, or to A Share Fund Series invested in by Other Accounts.

While the A Share Fund will not be able to comply with Section 22(e) with respect to redemption requests made by a Fund, each Fund will comply with Section 22(e) with respect to redemption requests made by its shareholders.  Matthews will adopt procedures designed to ensure that the A Share Fund complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act.  Matthews will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act.  In addition, in connection with the review required by condition 5 above, Matthews will provide annually to each Fund’s Board a written report about Matthews’s and the A Share Fund’s compliance with this condition.  All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily accessible place, and will be subject to examination by the Commission and its staff.

V. CONCLUSION

For the foregoing reasons, Applicants submit that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act.  Accordingly, the Applicants respectfully request, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Sections 2(a)(3) and 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI. PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is Four Embarcadero Center, Suite 550, San Francisco, CA 94111.  Applicants further state that all communications or questions should be directed to Mark D. Perlow or Kurt J. Decko, K&L Gates LLP, Four Embarcadero Center, Suite 1200, San Francisco, CA 94111, (415) 882-8200, with a copy to Timothy B. Parker, Matthews International Capital Management, LLC, Four Embarcadero Center, Suite 550, San Francisco, CA 94111.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s Declaration of Trust and By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its Board, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officers of Matthews are fully authorized under Matthews’s Fourth Amended and Restated Operating Agreement, as amended, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application.  Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 hereto.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC

By: /s/ William J. Hackett

Name: William J. Hackett

Title:   Chief Executive Officer

MATTHEWS INTERNATIONAL FUNDS (d/b/a MATTHEWS ASIA FUNDS)

By: /s/ William J. Hackett

Name: William J. Hackett

Title:    President

August 30, 2010

EXHIBIT INDEX

Sequential Page Number
A-1	Authorizing Resolutions of Matthews International Funds	A-1
B-1	Verification of Matthews International Capital Management, LLC Pursuant to Rule 0-2(d)	B-1
B-2	Verification of Matthews International Funds Pursuant to Rule 0-2(d)	B-2

i

EXHIBIT A-1

MATTHEWS INTERNATIONAL FUNDS
RESOLUTIONS ADOPTED BY THE
BOARD OF TRUSTEES ON AUGUST 26, 2010

Authorization to File Exemptive Order Application relating to the Funds

WHEREAS:
the Board of Trustees of Matthews International Funds (d/b/a Matthews Asia Funds) (the “Trust”), including a majority of those who are not “interested persons” of the Trust or its investment adviser, as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended (the “1940 Act”) (collectively, the “Board”), deems it to be in the best interests of the Trust, its series, and shareholders of its series, to permit the series of the Trust, subject to their investment objectives and policies, to invest in and purchase and redeem interests of a private fund organized as a Delaware limited liability company for which Matthews International Capital Management, LLC serves as managing member and through which such private fund is expected to invest in China A Shares; and

WHEREAS:
the Board has determined it appropriate and necessary to file with the Securities and Exchange Commission (the “Commission”) an application for exemptive relief (the “Application”) which will allow the Trust to accomplish the objectives described above.

NOW, THEREFORE, BE IT

RESOLVED:
that the Board hereby authorizes and directs the officers of the Trust, with the assistance of counsel, to prepare and file with the Commission the Application, and any and all amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Sections 2(a)(3) and 17(a) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, permitting certain joint transactions.

RESOLVED:
that the officers of the Trust are authorized, empowered and directed to take such further actions, to execute such other documents, to pay such expenses and to do such other acts and things as such officers, or any of them, in their discretion, deem necessary or advisable to effectuate the intent of the foregoing resolutions.

A-1

EXHIBIT B-1

MATTHEWS INTERNATIONAL CAPITAL MANAGEMENT, LLC
VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated August 30, 2010 for and on behalf of Matthews International Capital Management, LLC; that he is Chief Executive Officer of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ William J. Hackett
Name:  William J. Hackett
Title:  Chief Executive Officer

B-1

EXHIBIT B-2

MATTHEWS INTERNATIONAL FUNDS

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he has duly executed the attached Application dated August 30, 2010 for and on behalf of Matthews International Funds (d/b/a Matthews Asia Funds); that he is President of such company; and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:  /s/ William J. Hackett
Name:  William J. Hackett
Title:  President

B-1